January 22, 2009

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Greene

RE:	Prudential Sector Funds, Inc. d/b/a Jennison Sector Funds
Securities Act Registration File No.2-72097
Investment Company Act File No. 811- 03175

____________________________________________________________________

To the Securities and Exchange Commission:

On November 20, 2008, we filed through EDGAR on behalf of Prudential Sector Funds, Inc. d/b/a Jennison Sector Funds (the “Registrant”) Post-Effective Amendment No. 55 to the Registration Statement under the Securities Act of 1933 and Amendment No. 56 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”).

The Amendment was filed under Rule 485(a)(1) of the Securities Act of 1933, with effectiveness designated for January 30, 2009, for the purpose of reflecting approval by Registrant’s Board of Directors of : (i) a replacement sub-advisor, Wellington Management, for Jennison Financial Services Fund (the “Fund”), a series of Registrant; (ii) a change in non-fundamental investment policy to afford Jennison Financial Services Fund maximum flexibility to invest in foreign securities; and (iii) a change in benchmark index from the Standard & Poor’s 500 Index to the MSCI Finance ex Real Estate Index.

Registrant will file a post-effective amendment under Rule 485(b) of the Securities Act of 1933 on January 30, 2009, concurrently with effectiveness of the Amendment, that will include Registrant’s November 30, 2008 fiscal year-end financial statements.

To reflect the change in sub-adviser, the Amendment stated that Jennison Financial Services Fund would do business as JennisonDryden Global Financial Services Fund.

The purpose this letter is to advise the Staff of the Commission that Registrant determined that the Fund would do business as Dryden Financial Services Fund (and not as “JennisonDryden Global Financial Services Fund”). A supplement to the Fund’s prospectus to this effect was filed with the Commission on January 12, 2009, with appropriate trade name filings have been made in Maryland, Registrant’s jurisdiction of domicile, on January 9, 2009. Registrant’s post-effective amendment to be filed under Rule 485(b) of the Securities Act of 1933 on January 30, 2009 will reflect that the Fund’s name is Dryden Financial Services Fund.

Should you have any questions, I may be reached at (973) 367-1495.	Thank you.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

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